SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNION DRILLING, INC.
(Name of Subject Company)

UNION DRILLING, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

90653P105
(CUSIP Number of Class of Securities)

David Goldberg
Senior Vice President, General Counsel
and Corporate Secretary
4055 International Plaza, Suite 610
Fort Worth, Texas 76109
(817) 735-8793
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. Bick
William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”), on October 5, 2012. The Statement relates to the tender offer by Fastball Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sidewinder Drilling Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 5, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.             ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by:

Deleting the paragraphs under “Additional Information-Regulatory Approvals” on page 33 of the Statement and inserting in their place the following:

“U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

               We filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on October 9, 2012. On October 16, 2012, Avista Capital Partners III, L.P., a Delaware limited partnership, and the Company were granted early termination, effective October 16, 2012, of the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

ITEM 9.             EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description
(a)(14)
Joint Press Release issued by Parent and the Company on October 17, 2012 (incorporated by reference to the Union Drilling, Inc. additional information on Schedule 14A filed with the SEC on October 17, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.
By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated:	October 17, 2012